SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Hologic, Inc.
(Name of Issuer)

Common Shares of no par value
(Title of Class of Securities)

436440101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
6,830,974

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
6,830,974

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,830,974

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.53%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
6,830,974

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
6,830,974

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,830,974

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.53%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
6,830,974

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
6,830,974

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,830,974

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.53%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
11,104,817

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
11,104,817

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,104,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.11%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
3,962,331

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
3,962,331

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,962,331

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.47%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
1,744,043

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
1,744,043

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,744,043

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.64%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
16,811,191

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
16,811,191

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,811,191

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.22%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
10,512,714

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
10,512,714

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,512,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.89%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
10,512,714

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
10,512,714

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,512,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.89%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
27,323,905

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
27,323,905

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,323,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
27,323,905

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
27,323,905

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,323,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
27,323,905

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
27,323,905

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,323,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
27,323,905

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
27,323,905

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,323,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 436440101

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
27,323,905

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
27,323,905

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,323,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.10%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 436440101

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
34,154,879

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
34,154,879

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,154,879

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.63%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the shares of Common Stock, $0.01 par value (“Shares”), issued by Hologic, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 35 Crosby Drive, Bedford, MA 01730.

Item 2. Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Partners Master Fund II LP (“Icahn Master II”), Icahn Partners Master Fund III LP (“Icahn Master III”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 89.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

       Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 34,154,879 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $285.4 million (including commissions and premiums for options to purchase Shares). The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares was obtained through margin borrowing.

Item 4.  Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued. The Reporting Persons intend to have conversations with members of the Issuer's management to discuss ways to enhance shareholder value. The Reporting Persons may also discuss the possibility of shareholder board representation.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 34,154,879 Shares (including options to purchase Shares), representing approximately 12.63% of the Issuer's outstanding Shares (based upon the 270,441,506 Shares stated to be outstanding as of August 1, 2013 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2013).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to 6,830,974 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 11,104,817 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 3,962,331 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 1,744,043 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 10,512,714 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	10/04/2013	96,620	20.72
High River Limited Partnership	10/07/2013	107,133	20.62
High River Limited Partnership	10/08/2013	47,600	20.58
High River Limited Partnership	10/21/2013	120,000	22.33
High River Limited Partnership	10/22/2013	68,560	22.42
High River Limited Partnership	10/23/2013	29,960	22.40
High River Limited Partnership	10/24/2013	42,526	22.34
High River Limited Partnership	10/25/2013	113,838	22.18
High River Limited Partnership	10/28/2013	67,037	22.17
High River Limited Partnership	10/29/2013	11,726	22.32
High River Limited Partnership	10/29/2013	4,240 (1)	7.76 (2)
High River Limited Partnership	10/30/2013	106,407 (1)	7.87 (2)
High River Limited Partnership	10/31/2013	151,482 (1)	7.88 (2)
High River Limited Partnership	11/01/2013	53,823 (1)	7.85 (2)
High River Limited Partnership	11/04/2013	108,304 (1)	7.90 (2)
High River Limited Partnership	11/05/2013	475,126 (1)	7.71 (2)
High River Limited Partnership	11/06/2013	240,340 (1)	7.73 (2)
High River Limited Partnership	11/07/2013	417,425 (1)	7.69 (2)
High River Limited Partnership	11/08/2013	428,950 (1)	7.74 (2)
High River Limited Partnership	11/11/2013	176,346 (1)	8.00 (2)
High River Limited Partnership	11/12/2013	1,400,000 (1)	5.20 (2)
High River Limited Partnership	11/12/2013	218,832 (1)	5.71 (2)
High River Limited Partnership	11/13/2013	400,000 (1)	5.82 (2)
High River Limited Partnership	11/14/2013	400,000 (1)	6.49 (2)
High River Limited Partnership	11/15/2013	120,000 (1)	6.76 (2)
High River Limited Partnership	11/18/2013	200,000 (1)	6.97 (2)
High River Limited Partnership	11/18/2013	143,000 (1)	6.98 (2)
High River Limited Partnership	11/19/2013	151,500 (1)	7.33 (2)
High River Limited Partnership	11/19/2013	210,268 (1)	7.63 (2)
High River Limited Partnership	11/20/2013	48,500 (1)	7.80 (2)
High River Limited Partnership	11/20/2013	671,431 (1)	7.78 (2)

Icahn Partners LP	10/04/2013	148,878	20.72
Icahn Partners LP	10/07/2013	165,078	20.62
Icahn Partners LP	10/08/2013	73,346	20.58
Icahn Partners LP	10/21/2013	184,903	22.33
Icahn Partners LP	10/22/2013	105,642	22.42
Icahn Partners LP	10/23/2013	46,164	22.40
Icahn Partners LP	10/24/2013	65,526	22.34
Icahn Partners LP	10/25/2013	175,410	22.18
Icahn Partners LP	10/28/2013	103,295	22.17
Icahn Partners LP	10/29/2013	18,068	22.32
Icahn Partners LP	10/29/2013	6,534 (1)	7.76 (2)
Icahn Partners LP	10/30/2013	163,957 (1)	7.87 (2)
Icahn Partners LP	10/31/2013	233,414 (1)	7.88 (2)
Icahn Partners LP	11/01/2013	81,033 (1)	7.85 (2)
Icahn Partners LP	11/04/2013	166,681 (1)	7.90 (2)
Icahn Partners LP	11/05/2013	731,221 (1)	7.71 (2)
Icahn Partners LP	11/06/2013	369,837 (1)	7.73 (2)
Icahn Partners LP	11/07/2013	642,408 (1)	7.69 (2)
Icahn Partners LP	11/08/2013	660,143 (1)	7.74 (2)
Icahn Partners LP	11/11/2013	271,392 (1)	8.00 (2)
Icahn Partners LP	11/12/2013	2,154,567 (1)	5.20 (2)
Icahn Partners LP	11/12/2013	336,779 (1)	5.71 (2)
Icahn Partners LP	11/13/2013	615,590 (1)	5.82 (2)
Icahn Partners LP	11/14/2013	615,591 (1)	6.49 (2)
Icahn Partners LP	11/15/2013	184,677 (1)	6.76 (2)
Icahn Partners LP	11/18/2013	307,796 (1)	6.97 (2)
Icahn Partners LP	11/18/2013	220,073 (1)	6.98 (2)
Icahn Partners LP	11/19/2013	233,155 (1)	7.33 (2)
Icahn Partners LP	11/19/2013	323,598 (1)	7.63 (2)
Icahn Partners LP	11/20/2013	74,641 (1)	7.80 (2)
Icahn Partners LP	11/20/2013	1,033,317 (1)	7.78 (2)

Icahn Partners Master Fund LP	10/04/2013	157,239	20.72
Icahn Partners Master Fund LP	10/07/2013	174,348	20.62
Icahn Partners Master Fund LP	10/08/2013	77,464	20.58
Icahn Partners Master Fund LP	10/21/2013	195,288	22.33
Icahn Partners Master Fund LP	10/22/2013	111,575	22.42
Icahn Partners Master Fund LP	10/23/2013	48,757	22.40
Icahn Partners Master Fund LP	10/24/2013	69,206	22.34
Icahn Partners Master Fund LP	10/25/2013	185,259	22.18
Icahn Partners Master Fund LP	10/28/2013	109,097	22.17
Icahn Partners Master Fund LP	10/29/2013	19,082	22.32
Icahn Partners Master Fund LP	10/29/2013	6,900 (1)	7.76 (2)
Icahn Partners Master Fund LP	10/30/2013	173,167 (1)	7.87 (2)
Icahn Partners Master Fund LP	10/31/2013	246,521 (1)	7.88 (2)
Icahn Partners Master Fund LP	11/01/2013	85,876 (1)	7.85 (2)
Icahn Partners Master Fund LP	11/04/2013	176,072 (1)	7.90 (2)
Icahn Partners Master Fund LP	11/05/2013	772,421 (1)	7.71 (2)
Icahn Partners Master Fund LP	11/06/2013	390,614 (1)	7.73 (2)
Icahn Partners Master Fund LP	11/07/2013	678,589 (1)	7.69 (2)
Icahn Partners Master Fund LP	11/08/2013	697,325 (1)	7.74 (2)
Icahn Partners Master Fund LP	11/11/2013	286,677 (1)	8.00 (2)
Icahn Partners Master Fund LP	11/12/2013	2,275,918 (1)	5.20 (2)
Icahn Partners Master Fund LP	11/12/2013	355,747 (1)	5.71 (2)
Icahn Partners Master Fund LP	11/13/2013	650,262 (1)	5.82 (2)
Icahn Partners Master Fund LP	11/14/2013	650,262 (1)	6.49 (2)
Icahn Partners Master Fund LP	11/15/2013	195,079 (1)	6.76 (2)
Icahn Partners Master Fund LP	11/18/2013	325,131 (1)	6.97 (2)
Icahn Partners Master Fund LP	11/18/2013	232,469 (1)	6.98 (2)
Icahn Partners Master Fund LP	11/19/2013	246,287 (1)	7.33 (2)
Icahn Partners Master Fund LP	11/19/2013	341,824 (1)	7.63 (2)
Icahn Partners Master Fund LP	11/20/2013	78,844 (1)	7.80 (2)
Icahn Partners Master Fund LP	11/20/2013	1,091,517 (1)	7.78 (2)

Icahn Partners Master Fund II LP	10/04/2013	55,795	20.72
Icahn Partners Master Fund II LP	10/07/2013	61,867	20.62
Icahn Partners Master Fund II LP	10/08/2013	27,487	20.58
Icahn Partners Master Fund II LP	10/21/2013	69,297	22.33
Icahn Partners Master Fund II LP	10/22/2013	39,591	22.42
Icahn Partners Master Fund II LP	10/23/2013	17,302	22.40
Icahn Partners Master Fund II LP	10/24/2013	24,557	22.34
Icahn Partners Master Fund II LP	10/25/2013	65,738	22.18
Icahn Partners Master Fund II LP	10/28/2013	38,713	22.17
Icahn Partners Master Fund II LP	10/29/2013	6,771	22.32
Icahn Partners Master Fund II LP	10/29/2013	2,448 (1)	7.76 (2)
Icahn Partners Master Fund II LP	10/30/2013	61,448 (1)	7.87 (2)
Icahn Partners Master Fund II LP	10/31/2013	87,477 (1)	7.88 (2)
Icahn Partners Master Fund II LP	11/01/2013	33,657 (1)	7.85 (2)
Icahn Partners Master Fund II LP	11/04/2013	62,816 (1)	7.90 (2)
Icahn Partners Master Fund II LP	11/05/2013	275,571 (1)	7.71 (2)
Icahn Partners Master Fund II LP	11/06/2013	139,504 (1)	7.73 (2)
Icahn Partners Master Fund II LP	11/07/2013	242,128 (1)	7.69 (2)
Icahn Partners Master Fund II LP	11/08/2013	248,813 (1)	7.74 (2)
Icahn Partners Master Fund II LP	11/11/2013	102,290 (1)	8.00 (2)
Icahn Partners Master Fund II LP	11/12/2013	812,076 (1)	5.20 (2)
Icahn Partners Master Fund II LP	11/12/2013	126,933 (1)	5.71 (2)
Icahn Partners Master Fund II LP	11/13/2013	232,022 (1)	5.82 (2)
Icahn Partners Master Fund II LP	11/14/2013	232,022 (1)	6.49 (2)
Icahn Partners Master Fund II LP	11/15/2013	69,606 (1)	6.76 (2)
Icahn Partners Master Fund II LP	11/18/2013	116,011 (1)	6.97 (2)
Icahn Partners Master Fund II LP	11/18/2013	82,948 (1)	6.98 (2)
Icahn Partners Master Fund II LP	11/19/2013	87,878 (1)	7.33 (2)
Icahn Partners Master Fund II LP	11/19/2013	121,968 (1)	7.63 (2)
Icahn Partners Master Fund II LP	11/20/2013	28,131 (1)	7.80 (2)
Icahn Partners Master Fund II LP	11/20/2013	389,466 (1)	7.78 (2)

Icahn Partners Master Fund III LP	10/04/2013	24,568	20.72
Icahn Partners Master Fund III LP	10/07/2013	27,241	20.62
Icahn Partners Master Fund III LP	10/08/2013	12,103	20.58
Icahn Partners Master Fund III LP	10/21/2013	30,512	22.33
Icahn Partners Master Fund III LP	10/22/2013	17,432	22.42
Icahn Partners Master Fund III LP	10/23/2013	7,617	22.40
Icahn Partners Master Fund III LP	10/24/2013	10,813	22.34
Icahn Partners Master Fund III LP	10/25/2013	28,945	22.18
Icahn Partners Master Fund III LP	10/28/2013	17,045	22.17
Icahn Partners Master Fund III LP	10/29/2013	2,981	22.32
Icahn Partners Master Fund III LP	10/29/2013	1,078 (1)	7.76 (2)
Icahn Partners Master Fund III LP	10/30/2013	27,055 (1)	7.87 (2)
Icahn Partners Master Fund III LP	10/31/2013	38,518 (1)	7.88 (2)
Icahn Partners Master Fund III LP	11/01/2013	14,727 (1)	7.85 (2)
Icahn Partners Master Fund III LP	11/04/2013	27,649 (1)	7.90 (2)
Icahn Partners Master Fund III LP	11/05/2013	121,293 (1)	7.71 (2)
Icahn Partners Master Fund III LP	11/06/2013	61,406 (1)	7.73 (2)
Icahn Partners Master Fund III LP	11/07/2013	106,575 (1)	7.69 (2)
Icahn Partners Master Fund III LP	11/08/2013	109,517 (1)	7.74 (2)
Icahn Partners Master Fund III LP	11/11/2013	45,024 (1)	8.00 (2)
Icahn Partners Master Fund III LP	11/12/2013	357,439 (1)	5.20 (2)
Icahn Partners Master Fund III LP	11/12/2013	55,871 (1)	5.71 (2)
Icahn Partners Master Fund III LP	11/13/2013	102,126 (1)	5.82 (2)
Icahn Partners Master Fund III LP	11/14/2013	102,125 (1)	6.49 (2)
Icahn Partners Master Fund III LP	11/15/2013	30,638 (1)	6.76 (2)
Icahn Partners Master Fund III LP	11/18/2013	51,062 (1)	6.97 (2)
Icahn Partners Master Fund III LP	11/18/2013	36,510 (1)	6.98 (2)
Icahn Partners Master Fund III LP	11/19/2013	38,680 (1)	7.33 (2)
Icahn Partners Master Fund III LP	11/19/2013	53,684 (1)	7.63 (2)
Icahn Partners Master Fund III LP	11/20/2013	12,384 (1)	7.80 (2)
Icahn Partners Master Fund III LP	11/20/2013	171,425 (1)	7.78 (2)

(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on October 28, 2015.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $14.50, subject to adjustment to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6.   Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

OTC Call Options

The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 30,629,879 Shares, which expire on October 28, 2015.

The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options

The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 30,629,879 Shares, which expire on the earlier of October 28, 2015 or the date on which the corresponding American-style call option described above under “OTC Call Options” in this Item 6 is exercised.

The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         1           Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Hologic, Inc.]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Hologic, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 21st day of November, 2013.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:           /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Hologic]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN PARTNERS LP
Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN CAPITAL LP
Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Daniel A. Ninivaggi	President
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Keith Cozza	Chief Operating Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Daniel A. Ninivaggi	President
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Operating Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
Daniel A. Ninivaggi	Director; President
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP
Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC
Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory

BARBERRY CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Jordan Bleznick	Vice President/Taxes
Vincent J. Intrieri	Vice President; Authorized Signatory
Irene March	Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer